Exhibit 99.1

Press Release

HUTCHMED Highlights Clinical Data to be Presented at the ESMO Congress 2025

Hong Kong, Shanghai & Florham Park, NJ — Thursday, October 2, 2025: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that new and updated data from several studies of compounds discovered by HUTCHMED will be presented at the European Society for Medical Oncology (“ESMO”) Congress 2025, taking place on October 17-21, 2025 in Berlin, Germany.

Results from the FRUSICA-2 registration study of the fruquintinib and sintilimab combination as a second-line treatment for locally advanced or metastatic renal cell carcinoma will be presented in a Mini Oral session. Additionally, further analyses of the fruquintinib FRUSICA-1 study in endometrial cancer and the savolitinib SACHI and SAVANNAH studies in non-small cell lung cancer will be presented during the poster sessions.

Details of the presentations are as follows:

Abstract title	Presenter / Lead author	Presentation details
SPONSORED STUDIES

Fruquintinib (FRUQ) plus sintilimab (SIN) versus axitinib (AXI) or everolimus (EVE) monotherapy as 2L treatment in pts with locally advanced or metastatic renal cell carcinoma (RCC): results from phase 3 part of a randomized, open-label, active-controlled phase 2/3 study (FRUSICA-2)

	Zhenhua Liu (Chengdu, China)	2592MO Mini Oral Session 1: GU tumours, renal & urothelial Friday, Oct 17, 2025 Karlsruhe Auditorium - Hall 5.2 16:00 - 17:30 CEST
A Fruquintinib Expanded Access Program (EAP) to Provide Treatment for Patients With Metastatic Colorectal Cancer (mCRC)	Stefan Kasper-Virchow (Essen, Germany)	794P Poster Session: Colorectal cancer
Fruquintinib plus tislelizumab in microsatellite stable metastatic colorectal cancer: Results from a phase 1b/2 study	N. Arvind Dasari (Houston, USA)	799P Poster Session: Colorectal cancer
A novel artificial intelligence (AI) imaging biomarker of tumor vascularity and heterogeneity radiomics to predict survival benefit of fruquintinib vs placebo in metastatic colorectal cancer (mCRC)	Sara Lonardi (Padua, Italy)	804P Poster Session: Colorectal cancer
Safety and tolerability of fruquintinib: Pooled analysis of three placebo-controlled studies in patients with metastatic colorectal cancer	Cathy Eng (Nashville, USA)	811P Poster Session: Colorectal cancer

Association between Metabolic Syndrome (MetS) and clinical outcomes of Fruquintinib plus Sintilimab in Previously Treated Advanced Endometrial Cancer (EMC) Patients with pMMR Status: results from FRUSICA-1 study

	Danbo Wang (Shenyang, China)	1230eP Poster Session: Gynaecological Cancer

ctDNA analysis in phase 3 SACHI trial: savolitinib (savo) plus osimertinib (osi) versus chemotherapy (chemo) in MET-amplified (METamp) advanced NSCLC after disease progression (PD) on EGFR tyrosine kinase inhibitor (TKI)

	Yongfeng Yu (Shanghai, China)	1954P Poster Session: NSCLC, metastatic
SAVANNAH: Safety and tolerability of osimertinib (osi) + savolitinib (savo) in EGFRm advanced NSCLC with MET overexpression and/or amplification (OverExp/Amp) following disease progression on osi	Quincy Siu-chung Chu (Edmonton, Canada)	1955P Poster Session: NSCLC, metastatic

MET testing and treatment (tx) sequencing after progression on first line (1L) osimertinib (osi) in patients (pts) with EGFRm advanced NSCLC and acquired MET overexpression and/or amplification (OverExp/Amp): interim analysis of a global real world (rw) study

	Julia Rotow (Boston, USA)	1956P Poster Session: NSCLC, metastatic

Abstract title	Presenter / Lead author	Presentation details
INVESTIGATOR-INITIATED STUDIES

Fruquintinib plus sintilimab and SOX as conversion therapy for initially unresectable gastric/gastroesophageal junction adenocarcinoma (GC/GEJC): Updated surgical and survival results from the single-arm, phase 2 clinical trial

	Fei Ma (Zhengzhou, China)	2159P Poster Session: Oesophagogastric cancer
Fruquintinib alternating with bevacizumab plus capecitabine as maintenance therapy after first-line treatment in metastatic colorectal cancer (mCRC): A multicenter, open-label, Phase II Study	Wangjun Liao (Guangzhou, China)	898eP E-poster Session: Colorectal cancer
The efficacy and safety of surufatinib combined with chemotherapy in the first-line treatment of advanced periampullary carcinoma: a single arm, prospective, exploratory clinical study	Qianqian Wang (Nanjing, China)	929P Poster Session: Developmental therapeutics
Surufatinib-Based Late-Line Therapy Outcomes in Recurrent Metastatic NSCLC: Monotherapy and Vinorelbine Combination Regimens	Yanfang Zheng (Guangzhou, China)	1884P Poster Session: NSCLC, metastatic
Surufatinib combined with Toripalimab, Pemetrexed, and Platinum in Advanced Non-Squamous Non-Small Cell Lung Cancer (nsg-NSCLC): Final Phase ll Results from a Single-Center Trial	Wenfeng Fang/ Li Zhang (Guangzhou, China)	1887P Poster Session: NSCLC, metastatic
Efficacy/safety and preliminary scRNA-seq results of surufatinib plus gemcitabine and nab-paclitaxel as neoadjuvant therapy in resectable and borderline resectable pancreatic cancer	Song Gao/ Jihui Hao (Tianjin, China)	2236P Poster Session: Pancreatic cancer

Efficacy and Safety of Surufatinib in Patients with Advanced Soft Tissue Sarcoma After Failure of Anthracycline Chemotherapy and Prior Effective Antiangiogenic Therapy: A Single-Arm, Prospective, Exploratory Phase II Study

	Xiaowei Zhang/ Zhiguo Luo (Shanghai, China)	2716P Poster Session: Sarcoma

About Fruquintinib

Fruquintinib is a selective oral inhibitor of all three vascular endothelial growth factor receptors (“VEGFR”) -1, -2 and -3. Fruquintinib is co-developed and co-commercialized in China by HUTCHMED and Eli Lilly and Company under the brand name ELUNATE®. Takeda holds the exclusive worldwide license to further develop, commercialize, and manufacture fruquintinib outside mainland China, Hong Kong and Macau, marketing it under the brand name FRUZAQLA®.

About Savolitinib

Savolitinib is an oral, potent and highly selective MET tyrosine kinase inhibitor that has demonstrated clinical activity in advanced solid tumors. It blocks atypical activation of the MET receptor tyrosine kinase pathway that occurs because of mutations (such as exon 14 skipping alterations or other point mutations), gene amplification or protein overexpression. Savolitinib is being jointly developed by AstraZeneca and HUTCHMED, and commercialized by AstraZeneca under the brand name ORPATHYS®.

About Surufatinib

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFRs and fibroblast growth factor receptor (FGFR), which both inhibit angiogenesis, and colony stimulating factor-1 receptor (CSF-1R), which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells. Surufatinib is marketed in China by HUTCHMED under the brand name SULANDA®. HUTCHMED currently retains all rights to surufatinib worldwide.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including but not limited to its expectations regarding the therapeutic potential of fruquintinib, surufatinib and savolitinib, the further clinical development for fruquintinib, surufatinib and savolitinib, its expectations as to whether any studies on fruquintinib, surufatinib and savolitinib would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of fruquintinib, surufatinib and savolitinib, including as combination therapies, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential markets of fruquintinib, surufatinib and savolitinib for a targeted indication, and the sufficiency of funding. In addition, as certain studies rely on the use of other drug products such as sintilimab and toripalimab as combination therapeutics, such risks and uncertainties include assumptions regarding their safety, efficacy, supply and continued regulatory approval. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000